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                            May 26, 2020

       Yves R. Michel
       Chief Executive Officer
       GME Innotainment, Inc.
       208 East 51st Street, Suite 170
       New York, NY 10022

                                                        Re: GME Innotainment,
Inc.
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed May 18, 2020
                                                            File No. 024-11139

       Dear Mr. Michel:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2020 letter.

       Amendment No. 5 to Offering Statement on Form 1-A

       Principal Stockholders, page 47

   1. We note your response to prior comment 1. Please ensure that you have included in the table each person or
group of affiliated persons, known by you to be the beneficial owner of more than 10% of
your capital stock. In this regard, we note that you disclosed in the prior amendment that
you had 86,695,638 shares of common stock issued and outstanding as of December 31, 2019
and you now disclose that you had 230,118,278 shares of
                                                        common stock issued and
outstanding as of May 15, 2020. However, it does not appear
                                                        that you have included
any new beneficial owners in the table on page 47. Also, tell us the exemption from
registration relied upon for shares of your common stock issued since
                                                        December 31, 2019.
Finally, we note that some disclosure points in the filing should be
 Yves R. Michel
GME Innotainment, Inc.
May 26, 2020
Page 2
      updated to reflect the increased number of shares outstanding. Please review and revise.
Notes to the Financial Statements
Note 15. Subsequent Events, page 78

2. We note from your disclosure on page 8 and elsewhere in the filing, that as of May 15,
      2020 you have 230,118,278 shares of common stock outstanding. We also note from your disclosure in Note 15 to the financial statements, that subsequent to December 31, 2019, you had several stock issuances, and as of April 30, 2019, you had 154,285,522 common shares outstanding. Please revise Note 15 and your MD&A section to disclose the nature and amount of all significant common stock issuances subsequent to December 31, 2019.
        You may contact Claire Erlanger at 202-551-3301 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameYves R. Michel
                                                          Division of
Corporation Finance
Comapany NameGME Innotainment, Inc.
                                                          Office of
Manufacturing
May 26, 2020 Page 2
cc:       Andrew Coldicutt, Esq
FirstName LastName